ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
4 November to 17 December 2008

DATE	DETAILS
17 December 2008	Retirement of Robert B. Catell as Executive Director of National Grid and his appointment as Non Executive Director

16 December 2008	Director interests- Sir John Parker purchases National Grid plc Debt Instruments

15 December 2008	Voting Rights and Capital (Transfer of shares out of Treasury)

12 December 2008	National Grid Financial Timetable for the year ending 31 March 2010

9 December 2008	Directors Interests — Share Incentive Plan — monthly update (and updated partner interest)

8 December 2008	Voting Rights and Capital (Transfer of shares out of Treasury)

4 December 2008	Director’s share purchase (Bob Catell)

3 December 2008	Director’s interests (Tom King – Special Retention Award Plan)

1 December 2008	Total Voting Rights- Monthly Update.

27 November 2008	Director’s share purchase (Sir John Parker)

24 November 2008	Director’s share purchase (Nick Winser)

17 November 2008	Voting Rights and Capital (Transfer of shares out of Treasury)

10 November 2008.	Directors Interests — Share Incentive Plan — monthly update (and a partner interest)

During the period a ‘same day’ National Grid plc Form 6-k was sent as follows:

20 November: ‘Results for the six months ended 30 September 2008’.